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                            FINANCIAL INVESTORS TRUST
                             Prime Money Market Fund
                                 Rule 18f-3 Plan

                                   RULE 18f-3

         Pursuant to Rule 18f-3 ("Rule 18f-3") of the Investment Company Act of 1940, as amended (the "Act"), an open-end management investment company whose shares are registered on Form N-1A may issue more than one class of voting stock (hereinafter referred to as "Shares"), provided that these multiple classes differ either in the manner of distribution, or in services they provide to shareholders, or both. The Prime Money Market Fund (the "Fund") a portfolio of Financial Investors Trust (the "Trust"), a registered open-end investment company whose shares are registered on Form N-1A, and any other existing fund or future fund or series created by the trust, may offer to shareholders multiple classes of shares in the Funds in accordance with Rule 18f-3 Plan as described herein, pursuant to approval by the Board of Trustees.

AUTHORIZED CLASSES

         The Fund may issue one or more classes of shares, in the same or separate prospectuses which may include Class I and Class II (collectively, the "Classes" and individually, each a "Class"). The Class I shares (as defined in the respective Fund prospectus) are subject to a $1 million minimum initial investment. Class II shares have a $25,000 minimum initial investment. Class I and Class II shares are sold without a sales load. Class II shares may also be offered with fees for distribution, servicing and marketing of such shares ("12b-1 Fees"), as well as fees for shareholder servicing ("Service Organization Fees" and "Shareholder Servicing Fees") of such shares pursuant to a Servicing Agreement and Shareholder Servicing Agreement, respectively.

         Class I shares are available to investors who do not desire enhanced shareholder servicing. Class I shares do not impose 12b-1 Fees, Service Organization Fees or Shareholder Servicing Fees.

         The Classes of shares issued by any Fund will be identical in all respects except of Class designation, allocation of certain expenses directly related to the distribution or service arrangement, or both, for a Class, and voting rights--each Class votes separately with respect to issues affecting only that Class. Shares of all Classes will represent interests in the same investment fund; therefore each Class is subject to the same investment objectives, policies and limitations.

CLASS EXPENSES

         Each Class of shares shall bear expenses, not including advisory or custodial fees or other expenses related to the management of the Fund's assets, that are directly attributable to the kind or degree of services rendered to that Class (Class Expenses").


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Class Expenses, including the management fee or the fee of other service providers, may be waived or reimbursed by the Fund's investment adviser, underwriter or any other provide of services to the Funds with respect to each Class of a Fund on a Class by Class basis.

EXCHANGE PRIVILEGES

         Shareholders may exchange shares of one Fund for shares of any of the other portfolios of the Trust which are available for sale in their state.